Exhibit 99.2

Unaudited pro forma condensed combined financial information

On March 1, 2020, WillScot Corporation (the “Company,” “WillScot” or “we,” “us” or “our”), and our newly-formed indirect subsidiary Picasso Merger Sub, Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”) with Mobile Mini Inc., a Delaware corporation (“Mobile Mini”) pursuant to which Merger Sub agreed to merge with and into Mobile Mini (the “Merger”), with Mobile Mini as the surviving entity (the “Surviving Entity”). At the effective time of the Merger (the “Effective Time”), WillScot will be renamed WillScot Mobile Mini Holdings Corp. (“WillScot Mini Holdings”). Immediately following the Effective Time, the shares of the Surviving Entity will be contributed to Williams Scotsman International, Inc., a Delaware corporation (“WSII”), with the Surviving Entity continuing as a wholly owned subsidiary of WSII.

The following unaudited pro forma condensed combined financial information has been prepared to reflect adjustments to the financial condition and results of operations of WillScot to give effect to the Merger and (i) the repayment of all outstanding indebtedness under the ABL Credit Agreement, dated November 29, 2017 by and among WSII and the other parties thereto, as amended on July 9, 2018, July 24, 2018 and August 15, 2018 (the “WillScot ABL Facility”) and the Second Amended and Restated ABL Credit Agreement, dated March 22, 2019 by and among Mobile Mini and the other parties thereto (the “Mobile Mini ABL Facility”), (ii) the redemption of all of Mobile Mini’s outstanding senior notes due 2024 (the “Mobile Mini Notes”) and (iii) the repayment of all of WSII’s outstanding senior secured notes due 2022 (the “2022 Notes,” collectively, items (i) through (iii) above, the “Refinancing Transactions” and together with the Merger, the “Transactions”).

The unaudited pro forma condensed combined financial information set forth below gives effect to the Transactions, as follows:

i.       the estimated effects of the Merger, inclusive of the estimated effects of the repayment of the Mobile Mini ABL Facility, which is part of purchase consideration and the repayment of the Mobile Mini Notes, which is debt being assumed;

ii.      the estimated prepayment and termination of the WillScot ABL Facility and the entry, contemporaneous with the closing of the Merger, by WSII and the guarantors named therein, in to a senior secured asset-based revolving credit facility (the “New ABL Facility”), with an increased commitment; and

iii.     the issuance of an estimated $500 million of Senior Secured Notes due 2025 (the “Notes”) to qualified institutional buyers in a private placement transaction and the redemption of the 2022 Notes.

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of WillScot and Mobile Mini described below. In preparing the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019, three months ended March 31, 2019, and three months ended March 31, 2020, certain reclassifications were made to the reported financial information of Mobile Mini to conform to the reporting classifications of WillScot.

P-1

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019, is based on, derived from, and should be read in conjunction with, WillScot’s historical audited financial statements as set forth in WillScot’s Annual Report on Form 10-K. These pro forma financial statements are also based on, derived from, and they should be read in conjunction with Mobile Mini’s historical audited financial statements for the year ended December 31, 2019.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2019, for the three months ended March 31, 2020, as well as the unaudited pro forma condensed balance sheet as of March 31, 2020, are based on, derived from, and should be read in conjunction with, WillScot’s historical unaudited financial statements as set forth in WillScot’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020. These pro forma financial statements are also based on, derived from, and should be read in conjunction with Mobile Mini’s historical unaudited financial statements for the quarterly period ended March 31, 2020.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the three months ended March 31, 2019 and the three months ended March 31, 2020, assume that the Transactions occurred on January 1, 2019. The unaudited pro forma condensed combined balance sheet as of March 31, 2020 assumes that the Transactions occurred on March 31, 2020. The unaudited pro forma condensed combined financial information has been prepared by WillScot and Mobile Mini management for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the Transactions occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations of WillScot Mini Holdings. In addition, the accompanying unaudited pro forma condensed combined statements of operations do not include any expected cost savings or restructuring actions which may be achievable or which may occur subsequent to the Transactions. Furthermore, the accompanying unaudited pro forma condensed combined statements of operations also do not include the impact of any non-recurring activity and one-time transaction related costs. The historical combined financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Transactions related thereto, (2) factually supportable and (3) with respect to the unaudited pro forma condensed combined statements of operations, are expected to have a continuing impact on the combined results.

P-2

The Merger has been accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standard Codification No. 805, “Business Combinations,” (“ASC 805”) and applying the pro forma assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements. Under ASC 805, WillScot values assets acquired and liabilities assumed in a business combination at their fair values as of the acquisition date. Fair value measurements can be highly subjective and the reasonable application of measurement principles may result in a range of alternative estimates using the same facts and circumstances. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions by management, including estimating future cash flows, and developing appropriate discount rates. Under ASC 805, transaction costs are not included as a component of consideration transferred, and are expensed as incurred. The final valuation is expected to be completed as soon as practicable but no later than one year after the consummation of the Merger. The assignment of purchase price to assets acquired and liabilities assumed is subject to completion of the final analysis of the fair value of the assets and liabilities of Mobile Mini as of the effective date of the Merger. Accordingly, the assignment of purchase price in the unaudited pro forma condensed combined financial statements is preliminary and adjustments could be material. The fair values assigned to the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions developed using currently available data.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not purport to represent what our results of operations would actually have been if the Transactions had occurred on the dates indicated nor do they purport to project our results of operations for any future period.

P-3

WILLSCOT CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2020

(In thousands)

	Historical WillScot as of March 31, 2020	Historical Mobile Mini (as reclassified) as of March 31, 2020	Combined Historical Financial Statements as of March 31, 2020	Debt Adjustments (see Note 3)			Merger Adjustments (see Note 4)			Pro Forma Combined
Assets
Cash and cash equivalents	$4,642	$10,795	$15,437	$900,300	(3	a)	$(900,300)	(4	a)	$15,437
Trade receivables, net of allowance for doubtful accounts	241,142	98,470	339,612	—			—			339,612
Inventories	15,006	9,540	24,546	—			—			24,546
Prepaid expenses and other current assets	20,580	10,552	31,132	—			(1,448)	(4	b)	29,684
Assets held for sale	8,543	—	8,543	—			—			8,543
Total current assets	289,913	129,357	419,270	900,300			(901,748)			417,822
Rental equipment, net	1,912,995	960,177	2,873,172	—			185,784	(4	c)	3,058,956
Property, plant and equipment, net	143,864	153,824	297,688	—			2,191	(4	d)	299,879
Operating lease assets	148,152	91,521	239,673	—			—			239,673
Goodwill	232,796	710,053	942,849	—			7,922	(4	e)	950,771
Intangible assets, net	126,375	50,629	177,004	—			544,371	(4	f)	721,375
Other non-current assets	3,642	—	3,642	(1,757)	(3	b)	—			1,885
Total long-term assets	2,567,824	1,966,204	4,534,028	(1,757)			740,268			5,272,539
Total assets	$2,857,737	$2,095,561	$4,953,298	$898,543			$(161,480)			$5,690,361
Liabilities
Accounts payable	$102,570	$39,521	$142,091	$—			$—			$142,091
Accrued liabilities	82,853	20,758	103,611	—			(25,768)	(4	g)	77,843
Accrued interest	12,479	4,235	16,714	(8,175)	(3	c)	(4,235)	(4	h)	4,304
Deferred revenue and customer deposits	85,936	39,190	125,126	—			—			125,126
Operating lease liabilities-current	29,446	16,504	45,950	—			—			45,950
Finance lease liabilities-current	—	14,601	14,601	—			—			14,601
Current portion of long-term debt	—	—	—	—			—			—
Total current liabilities	313,284	134,809	448,093	(8,175)			(30,003)			409,915
Long-term debt	1,625,772	800,098	2,425,870	940,036	(3	d)	(800,098)	(4	h)	2,565,808
Deferred tax liabilities	67,017	198,420	265,437	(5,785)	(3	e)	93,975	(4	i)	353,627
Deferred revenue and customer deposits	12,666	—	12,666	—			—			12,666
Operating lease liabilities-non-current	119,322	76,932	196,254	—			—			196,254
Finance lease liabilities-non-current	—	60,932	60,932	—			—			60,932
Other non-current liabilities	38,603	—	38,603	—			—			38,603
Long-term liabilities	1,863,380	1,136,382	2,999,762	934,251			(706,123)			3,227,890
Total liabilities	2,176,664	1,271,191	3,447,855	926,076			(736,126)			3,637,805
Commitments and Contingencies
Class A common stock	11	506	517	—			(494)	(4	j)	23
Class B common stock	1	—	1	—			(1)	(4	j)	—
Additional paid-in-capital	2,402,195	641,515	3,043,710	—			821,742	(4	j)	3,865,452
Accumulated other comprehensive (loss) / income	(89,974)	(79,478)	(169,452)	—			79,478	(4	j)	(89,974)
Retained earnings / (accumulated deficit)	(1,692,917)	440,144	(1,252,773)	(27,533)	(3	f)	(442,639)	(4	j)	(1,722,945)
Treasury stock	—	(178,317)	(178,317)	—			178,317	(4	j)	—
Total shareholders’ equity	619,316	824,370	1,443,686	(27,533)			636,403			2,052,556
Non-controlling interest	61,757	—	61,757	—			(61,757)	(4	j)	—
Total equity	681,073	824,370	1,505,443	(27,533)			574,646			2,052,556
Total liabilities and invested equity	$2,857,737	$2,095,561	$4,953,298	$898,543			$(161,480)			$5,690,361

See notes to unaudited pro forma condensed combined financial statements

P-4

Willscot corporation

unaudited pro forma condensed combined statement of operations for year ended December 31, 2019

(In thousands, except earnings per share data)

	Historical WillScot for the twelve months ended December 31, 2019	Historical MobileMini (as reclassified) for the twelve months ended December 31, 2019	Debt Adjustments (see Note 3)			Merger Adjustments (see Note 5)			Pro Forma Combined
Revenues:
Leasing and service revenue:
Modular leasing	$744,185	$440,242	$—			$—			$1,184,427
Modular delivery and installation	220,057	141,415	—			—			361,472
Sales:
New units	59,085	17,255	—			—			76,340
Rental units	40,338	13,713	—			—			54,051
Total revenues	1,063,665	612,625	—			—			1,676,290
Costs:
Cost of leasing and services:
Modular leasing	213,151	60,003	—			—			273,154
Modular delivery and installation	194,107	99,634	—			—			293,741
Cost of sales:			—			—
New units	42,160	10,885	—			—			53,045
Rental units	26,255	9,480	—			—			35,735
Depreciation of rental equipment	174,679	31,784	—			4,918	(5	a)	211,381
Gross profit	413,313	400,839	—			(4,918)			809,234
Expenses:
Selling, general and administrative	271,004	208,098	—			1,553	(5	b)	480,655
Other depreciation and amortization	12,395	38,799	—			15,659	(5	c)	66,853
Impairment losses on long-lived assets	2,848	—	—			—			2,848
Lease impairment expense and other related charges	8,674	—	—			—			8,674
Restructuring costs	3,755	—	—			—			3,755
Currency (gains) losses, net	(688)	274	—			—			(414)
Other (income) expense, net	(2,200)	100	—			—			(2,100)
Operating income (loss)	117,525	153,568	—			(22,130)			248,963
Interest expense	122,504	41,366	2,161	(3	g)	(39,672)	(5	d)	126,359
Loss on extinguishment of debt	8,755	123	—			—			8,878
Income / (loss) before income tax	(13,734)	112,079	(2,161)			17,542			113,726
Income tax expense (benefit)	(2,191)	28,345	(551)	(3	h)	4,473	(5	e)	30,076
Net income / (loss)	(11,543)	83,734	(1,610)			13,069			83,650
Net loss attributable to non-controlling interest, net of tax	(421)	—	—			421	(5	f)	—
Total income / (loss) attributable to WSC	$(11,122)	$83,734	$(1,610)			$12,648			$83,650
Net (loss) income per share attributable to WSC—basic and diluted
Basic	$(0.10)								$0.37
Diluted	$(0.10)								$0.36
Weighted Average Shares
Basic	108,683,820					117,385,312	(5	g)	226,069,132
Diluted	108,683,820					121,665,049	(5	g)	230,348,869

See notes to unaudited pro forma condensed combined financial statements

P-5

Willscot corporation

unaudited pro forma condensed combined statement of operations for three months ended March 31, 2020

(In thousands, except earnings per share data)

	Historical WillScot for the three months ended March 31, 2020	Historical MobileMini (as reclassified) for the three months ended March 31, 2020	Debt Adjustments (see Note 3)			Merger Adjustments (see Note 5)			Pro Forma Combined
Revenues:
Leasing and service revenue:
Modular leasing	$188,352	$106,525	$—			$—			$294,877
Modular delivery and installation	51,070	34,131	—			—			85,201
Sales:
New units	9,613	4,877	—			—			14,490
Rental units	6,786	3,507	—			—			10,293
Total revenues	255,821	149,040	—			—			404,861
Costs:
Cost of leasing and services:
Modular leasing	49,809	14,175	—			—			63,984
Modular delivery and installation	43,865	24,689	—			—			68,554
Cost of sales:
New units	6,203	3,064	—			—			9,267
Rental units	3,806	2,137	—			—			5,943
Depreciation of rental equipment	45,948	7,751	—			1,229	(5	a)	54,928
Gross profit	106,190	97,224	—			(1,229)			202,185
Expenses:
Selling, general and administrative	74,968	63,269	—			(25,380)	(5	b)	112,857
Other depreciation and amortization	3,074	9,741	—			3,965	(5	c)	16,780
Impairment losses on long-lived assets	—	—	—			—			—
Lease impairment expense and other related charges	1,661	—	—			—			1,661
Restructuring costs	(60)	—	—			—			(60)
Currency (gains) losses, net	898	3	—			—			901
Other (income) expense, net	276	26	—			—			302
Operating income (loss)	25,373	24,185	—			20,186			69,744
Interest expense	28,257	9,245	2,087	(3	g)	(8,712)	(5	d)	30,877
Loss on extinguishment of debt	—	—	—			—			—
Income / (loss) before income tax	(2,884)	14,940	(2,087)			28,898			38,867
Income tax expense (benefit)	790	6,639	(532)	(3	h)	7,370	(5	e)	14,267
Net income / (loss)	(3,674)	8,301	(1,555)			21,528			24,600
Net loss attributable to non-controlling interest, net of tax	(130)	—	—			130	(5	f)	—
Total income / (loss) attributable to WSC	$(3,544)	$8,301	$(1,555)			$21,398			$24,600
Net (loss) income per share attributable to WSC—basic and diluted
Basic	$(0.03)								$0.11
Diluted	$(0.03)								$0.11
Weighted Average Shares
Basic	109,656,646					117,385,312	(5	g)	227,041,958
Diluted	109,656,646					121,909,085	(5	g)	231,565,731

See notes to unaudited pro forma condensed combined financial statements

P-6

Willscot corporation

unaudited pro forma condensed combined statement of operations for three months ended March 31, 2019

(In thousands, except earnings per share data)

	Historical WillScot for the three months ended March 31, 2019	Historical MobileMini (as reclassified) for the three months ended March 31, 2019	Debt Adjustments			Merger Adjustments			Pro Forma Combined
Revenues:
Leasing and service revenue:
Modular leasing	$177,292	$106,760	$—			$—			$284,052
Modular delivery and installation	50,000	35,412	—			—			85,412
Sales:
New units	14,841	4,169	—			—			19,010
Rental units	11,552	3,320	—			—			14,872
Total revenues	253,685	149,661	—			—			403,346
Costs:
Cost of leasing and services:
Modular leasing	47,235	15,195	—			—			62,430
Modular delivery and installation	43,343	24,850	—			—			68,193
Cost of sales:
New units	10,878	2,706	—			—			13,584
Rental units	7,795	2,351	—			—			10,146
Depreciation of rental equipment	41,103	7,692	—			1,229	(5	a)	50,024
Gross profit	103,331	96,867	—			(1,229)			198,969
Expenses:
Selling, general and administrative	73,319	51,717	—			388	(5	b)	125,424
Other depreciation and amortization	2,784	9,642	—			3,998	(5	c)	16,424
Impairment losses on long-lived assets	2,290	—	—			—			2,290
Lease impairment expense and other related charges	3,085	—	—			—			3,085
Restructuring costs	1,656	—	—			—			1,656
Currency (gains) losses, net	(316)	(1)	—			—			(317)
Other (income) expense, net	(951)	18	—			—			(933)
Operating income (loss)	21,464	35,491	—			(5,615)			51,340
Interest expense	31,115	10,760	(232)	(3	g)	(10,351)	(5	d)	31,292
Loss on extinguishment of debt	—	123	—			—			123
Income / (loss) before income tax	(9,651)	24,608	232			4,736			19,925
Income tax expense (benefit)	378	6,523	60	(3	h)	1,209	(5	e)	8,170
Net income / (loss)	(10,029)	18,085	172			3,527			11,755
Net loss attributable to non-controlling interest, net of tax	(758)	—	—			758	(5	f)	—
Total income / (loss) attributable to WSC	$(9,271)	$18,085	$172			$2,769			$11,755
Net (loss) income per share attributable to WSC—basic and diluted
Basic	$(0.09)								$0.05
Diluted	$(0.09)								$0.05
Weighted Average Shares
Basic	108,523,269					117,385,312	(5	g)	225,908,581
Diluted	108,523,269					124,594,014	(5	g)	233,117,283

See notes to unaudited pro forma condensed combined financial statements

P-7

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except per share data)

1.	Mobile Mini Merger

On March 1, 2020, WillScot, Mobile Mini and Merger Sub, entered into the Merger Agreement, pursuant to which, subject to the satisfaction or waiver of certain customary closing conditions, Merger Sub will be merged with and into Mobile Mini, with Mobile Mini surviving as a wholly-owned subsidiary of WillScot. In connection with the Merger, each share of Mobile Mini’s common stock, par value $0.01 per share (the “Mobile Mini Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares held by Mobile Mini as treasury shares or owned by a subsidiary of Mobile Mini), will be converted into the right to receive 2.4050 shares of WillScot’s Class A common stock, par value $0.0001 per share (the “WillScot Class A Common Stock”) (the “Merger Consideration”). Immediately following Mobile Mini stockholders’ receipt of the Merger Consideration and upon the filing of the amended and restated certificate of incorporation of WillScot at the Effective Time, which will be the certificate of incorporation of WillScot Mini Holdings (the “A&R Charter”), all issued and outstanding shares of WillScot Class A Common Stock will be reclassified as and converted into shares of WillScot Mini Holdings’ common stock, par value $0.0001 per share (the “WillScot Mini Holdings Common Stock”).

Furthermore, each outstanding and unexercised option to purchase shares of Mobile Mini Common Stock will be assumed by WillScot Mini Holdings and become an option to purchase shares of WillScot Mini Holdings Common Stock on the same terms and conditions as applied to each such option immediately prior to the Effective Time, except that (A) the number of shares of WillScot Mini Holdings Common Stock subject to such option will equal the product of (i) the number of shares of Mobile Mini Common Stock that were subject to such option immediately prior to the Effective Time multiplied by (ii) 2.4050, rounded down to the nearest whole share, and (B) the per-share exercise price will equal the quotient of (i) the exercise price per share of Mobile Mini Common Stock at which such option was exercisable immediately prior to the Effective Time, divided by (ii) 2.4050, rounded up to the nearest whole cent.

In connection with the Merger, on March 1, 2020, WillScot also entered into a commitment letter (as amended and restated on March 24, 2020, May 5, 2020, May 11, 2020, May 16, 2020, May 19, 2020 and May 26, 2020 and as may be further amended from time to time, in each case for the purpose of joining an additional financial institution, the “Commitment Letter”) pursuant to which certain financial institutions committed to provide the New ABL Facility in an aggregate principal amount of $2.4 billion. The proceeds of the New ABL Facility will be available to fund the Refinancing Transactions.

Furthermore, in anticipation of the Merger, Picasso Finance Sub, Inc. a newly-formed Delaware corporation and a wholly -owned subsidiary of WSII will issue the Notes with estimated principal value of $500 million. The proceeds from the Notes and proceeds from the New ABL Facility will be used to fund the Refinancing Transactions and to pay fees and expenses related to the Merger and the Refinancing Transactions. The newly issued Notes will mature 5 years after the date of issuance.

The following table summarizes the components of the estimated total purchase price included in the pro forma condensed combined financial statements as if the Merger had been completed on March 31, 2020:

In thousands, except share and per share amounts
Mobile Mini Common Stock outstanding	44,384,402
Share conversion ratio (per share of Mobile Mini Common Stock)	2.4050
Estimated total WillScot Class A Common Stock to be issued	106,744,487
WillScot Class A Common Stock per share price as of May 22, 2020	$12.92
Fair value of shares of WillScot Class A Common Stock issued	$1,379,139
Fair value of Mobile Mini Options converted to WillScot Options	24,447
Mobile Mini ABL Facility borrowings repaid	557,500
Mobile Mini ABL Facility interest repaid	563
Total consideration attributable to Mobile Mini debt repayment	558,063
Estimated total purchase price	$1,961,649

Estimated total purchase price at closing may change materially from the amount shown above as a result of (1) changes in the WillScot Class A Common Stock share price, (2) changes in fair value measurement of the Mobile Mini stock options and (3) changes in the fair value measurement of the debt assumed by WillScot. A $1.00 change in the price per share of WillScot Class A Common Stock would increase or decrease the pro forma estimated total purchase price by approximately $107 million. The change in purchase consideration would be expected to be assigned primarily to goodwill.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under the provisions of ASC 805 and was based on the historical financial information of WillScot and Mobile Mini. Under the acquisition method of accounting, the total estimated purchase price of an acquisition is assigned to the net tangible and intangible assets to be acquired based on their estimated fair values as of the date the acquisition is consummated. Such fair values are based on available information and certain assumptions that we believe are reasonable. Management has made a preliminary assignment of the estimated purchase price to the tangible (including rental equipment) and intangible assets to be acquired and liabilities to be assumed based on various preliminary assumptions and estimates. The final determination of these estimated fair values, the assets’ useful lives and the amortization methods are subject to completion of an ongoing assessment and will be available as soon as practicable but no later than one year after the consummation of the Merger. Fair value measurements can be highly subjective and the reasonable application of measurement principles may result in a range of alternative estimates using the same facts and circumstances. The results of the final assignment could be materially different from the preliminary assignment set forth in these unaudited pro forma condensed combined financial statements, including but not limited to, the assignment related to identifiable intangible assets, rental equipment, property, plant and equipment, operating lease assets, inventories, deferred taxes, goodwill, operating lease liabilities, finance lease liabilities, debt, and the resulting impacts on, among others, depreciation and amortization, interest expense and income taxes.

The following table summarizes the preliminary purchase price assignment, as if the Merger had been completed on March 31, 2020:

In thousands
Purchase Price	$1,961,649
Cash and cash equivalents	10,795
Trade receivables, net	98,470
Inventories	9,540
Prepaid expenses and other current assets	10,552
Rental equipment	1,145,961
Property, plant and equipment, net	156,015
Operating lease assets	91,521
Intangible assets	595,000
Total identifiable assets acquired	2,117,854
Accounts payable	(39,521)
Accrued liabilities	(20,758)
Accrued interest	(3,672)
Deferred revenue and customer deposits	(39,190)
Operating lease liabilities	(93,436)
Finance lease liabilities	(75,533)
Long-term debt	(250,000)
Deferred tax liabilities	(352,070)
Total identifiable liabilities assumed	(874,180)
Goodwill Identified	$717,975

2.	Accounting Policies and Reclassifications

During the preparation of these unaudited pro forma condensed combined financial statements, WillScot made a preliminary assessment as to any material differences between accounting policies of the two companies. These unaudited pro forma condensed combined financial statements do not present any material differences in accounting policies between the two companies based on the preliminary assessment, which will be subject to further review subsequent to the close of the Merger.

Following the Merger, WillScot Mini Holdings will finalize the review of Mobile Mini’s accounting policies in an effort to determine if differences in accounting policies require adjustment or reclassification between the accounting policies of the two companies that when conformed, could be materially different from the amounts set forth in these unaudited pro forma condensed combined financial statements.

Financial information presented in the “Historical Mobile Mini” column in the unaudited pro forma condensed combined balance sheet and statement of operations has been reclassified to conform to the historical presentation of WillScot as follows (primarily related to classification of current and non-current amounts):

Historical Mobile Mini Balance Sheet as of March 31, 2020

	As of March 31, 2020 (in 000’s)	(As reclassified) As of March 31, 2020 (in 000s)
Assets
Cash and cash equivalents	$10,795	$10,795
Trade receivables, net	99,259	98,470
Inventories	9,540	9,540
Prepaid expenses and other current assets	—	10,552
Total current assets		129,357
Rental equipment, net	960,177	960,177
Property, plant and equipment, net	153,824	153,824
Operating lease assets	91,521	91,521
Other assets	14,453	—
Goodwill	710,053	710,053
Intangible assets, net	50,629	50,629
Total long-term assets		1,966,204
Total assets	$2,100,251	$2,095,561
Liabilities
Accounts payable	$40,299	$39,521
Accrued liabilities	63,405	20,758
Accrued interest	—	4,235
Deferred revenue and customer deposits	—	39,190
Operating lease liabilities-current	93,437	16,504
Finance lease liabilities-current	75,533	14,601
Total current liabilities		134,809
Lines of credit	$557,500	$—
Long-term debt	247,287	800,098
Deferred tax liabilities	198,420	198,420
Operating lease liabilities-non-current	—	76,932
Finance lease liabilities-non-current	—	60,932
Long-term liabilities		1,136,382
Total liabilities	1,275,881	1,271,191
Commitments and contingencies
Common stock	$506	$506
Additional paid-in capital	641,515	641,515
Accumulated other comprehensive (loss)	(79,478)	(79,478)
Retained earnings	440,144	440,144
Treasury stock	(178,317)	(178,317)
Total equity	824,370	824,370
Total liabilities and equity	$2,100,251	$2,095,561

Historical Mobile Mini Statement of Operations for the Year Ended December 31, 2019

	Historical MobileMini for the twelve months ended December 31, 2019 (in 000’s)	(As reclassified) for the twelve months ended December 31, 2019 (in 000’s)
Revenues
Rental revenue	$581,657	$—
Modular leasing	—	440,242
Modular delivery and installation	—	141,415
Sales revenue	30,394	—
New units	—	17,255
Rental units	—	13,713
Other revenue	574	—
Total revenues	612,625	612,625
Costs
Cost of leasing and services—Modular leasing	—	60,003
Cost of leasing and services—Modular delivery and installation	—	99,634
Cost of sales	18,675	—
Cost of sales—New units	—	10,885
Cost of sales—Rental units	—	9,480
Depreciation of rental equipment	—	31,784
Gross profit		400,839
Expenses
Selling, general and administrative	—	208,098
Rental, selling and general expenses	369,525	—
Depreciation and amortization	70,583	—
Other depreciation and amortization	—	38,799
Currency (gains) losses, net	274	274
Other (income) expense, net	—	100
Operating income (loss)	153,568	153,568
Interest expense	41,378	41,366
Interest income	(12)	—
Deferred financing costs write-off	123	—
Loss on extinguishment of debt	—	123
Income before income tax	112,079	112,079
Income tax provision	28,345	28,345
Net income	$83,734	$83,734

Historical Mobile Mini Statement of Operations for the Three Months Ended March 31, 2020

	Historical MobileMini for the three months ended March 31, 2020 (in 000’s)	(As reclassified) for the three months ended March 31, 2020 (in 000’s)
Revenues
Rental revenue	$140,656	$—
Modular leasing	—	106,525
Modular delivery and installation	—	34,131
Sales revenue	8,316	—
New units	—	4,877
Rental units	—	3,507
Other revenue	68	—
Total revenues	149,040	149,040
Costs
Cost of leasing and services—Modular leasing	—	14,175
Cost of leasing and services—Modular delivery and installation	—	24,689
Cost of sales	5,102	—
Cost of sales—New units	—	3,064
Cost of sales—Rental units	—	2,137
Depreciation of rental equipment	—	7,751
Gross profit		97,224
Expenses
Selling, general and administrative	—	63,269
Rental, selling and general expenses	102,258	—
Depreciation and amortization	17,492	—
Other depreciation and amortization	—	9,741
Currency (gains) losses, net	3	3
Other (income) expense, net	—	26
Operating income (loss)	24,185	24,185
Interest expense	9,257	9,245
Interest income	(12)	—
Deferred financing costs write-off	—	—
Loss on extinguishment of debt	—	—
Income before income tax	14,940	14,940
Income tax provision	6,639	6,639
Net income	$8,301	$8,301

Historical Mobile Mini Statement of Operations for the Three Months Ended March 31, 2019

	Historical MobileMini for the three months ended March 31, 2019 (in 000’s)	(As reclassified) for the three months ended March 31, 2019 (in 000’s)
Revenues
Rental revenue	$142,172	$—
Modular leasing	—	106,760
Modular delivery and installation	—	35,412
Sales revenue	7,223	—
New units	—	4,169
Rental units	—	3,320
Other revenue	266	—
Total revenues	149,661	149,661
Costs
Cost of leasing and services—Modular leasing	—	15,195
Cost of leasing and services—Modular delivery and installation	—	24,850
Cost of sales	4,602	—
Cost of sales—New units	—	2,706
Cost of sales—Rental units	—	2,351
Depreciation of rental equipment	—	7,692
Gross profit		96,867
Expenses
Selling, general and administrative	—	51,717
Rental, selling and general expenses	92,234	—
Depreciation and amortization	17,335	—
Other depreciation and amortization	—	9,642
Currency (gains) losses, net	(1)	(1)
Other (income) expense, net	—	18
Operating income (loss)	35,491	35,491
Interest expense	10,760	10,760
Interest income	—	—
Deferred financing costs write-off	123	—
Loss on extinguishment of debt	—	123
Income before income tax	24,608	24,608
Income tax provision	6,523	6,523
Net income	$18,085	$18,085

3.	Debt Related Pro Forma Adjustments

The following summarizes the pro forma adjustments related to WillScot’s borrowings under the New ABL Facility entered into in connection with the Merger as well as the issuance of the Notes. At the Effective Time, proceeds from the New ABL Facility borrowings and the issuance of the Notes will be used to (1) repay the WillScot ABL Facility, (2) repay the Mobile Mini ABL Facility, (3) redeem the Mobile Mini Notes and (4) redeem the 2022 Notes, in each case, outstanding as of the Effective Time. Pursuant to the redemption notice (the “Mobile Mini Redemption Notice”) to be delivered at or prior to the Effective Time, certain proceeds from the Transactions will be paid to the trustee of the Mobile Mini Notes for payment to bond holders upon completion of the 30 day redemption period. Repayment of Mobile Mini’s current borrowings under the Mobile Mini ABL Facility and the redemption of the Mobile Mini Notes are presented in note 4. (Merger Related Pro Forma Condensed Combined Balance Sheet Adjustments).

The Transactions are presented assuming an issuance of $500 million of new Notes and extinguishment of the i) WillScot ABL Facility, ii) existing Mobile Mini ABL Facility and iii) the 2022 Notes. This presentation is preliminary and subject to change as additional information, including information about the final amounts of debt incurred and repaid, becomes available to finalize the accounting treatment.

a)       Adjustment to cash consists of the following:

In thousands	As of March 31, 2020
Amount borrowed under the New ABL Facility	$1,632,952
Amount borrowed under the Notes	500,000
Cash paid to redeem the WillScot ABL Facility	(893,500)
Cash paid to redeem the 2022 Notes	(270,000)
Cash paid for accrued interest associated with the WillScot ABL Facility	(1,914)
Cash paid for accrued interest associated with the 2022 Notes	(6,261)
Cash paid for deferred financing costs associated with the New ABL Facility	(42,844)
Cash paid for deferred financing costs associated with the Notes	(7,500)
Cash paid for redemption premium associated with the 2022 Notes	(10,633)
Net adjustment to cash	$900,300

b)       Adjustment to other non-current assets represents the elimination of deferred financing costs associated with the WillScot ABL Facility, specifically related to the Canadian portion of the WillScot ABL Facility which had no borrowings at March 31, 2020.

c)       Adjustment to accrued interest represents accrued interest that is repaid in connection with the repayment of the 2022 Notes and repayment of the WillScot ABL Facility.

d)            Adjustment to long-term debt represents the following:

In thousands	As of March 31,2020
Amount borrowed under the New ABL Facility	$1,632,952
Amount borrowed under the Notes	500,000
Outstanding borrowings on the WillScot ABL Facility repaid	(893,500)
Outstanding borrowings of the 2022 Notes repaid	(270,000)
Elimination of deferred financing costs associated with the WillScot ABL Facility	15,911
Elimination of deferred financing costs associated with the 2022 Notes	5,017
Cash paid for deferred financing costs associated with the New ABL Facility	(42,844)
Cash paid for deferred financing costs associated with the Notes	(7,500)
Net adjustment to long-term debt	$940,036

e)            Adjustment represents the tax effect on the elimination of deferred financing costs associated with i) the 2022 Notes and ii) existing WillScot ABL Facility.

f)             Adjustment to accumulated deficit represents the following:

In thousands	As of March 31,2020
Elimination of deferred financing costs associated with the WillScot ABL Facility	$(17,668)
Elimination of deferred financing costs associated with the 2022 Notes	(5,017)
Redemption premium associated with the 2022 Notes	(10,633)
Tax impact associated with elimination of deferred financing costs associated with the WillScot ABL Facility	4,505
Tax impact associated with elimination of deferred financing costs associated with the 2022 Notes	1,280
Net adjustment to accumulated deficit	$(27,533)

g)            Adjustment to interest expense represents the following:

In thousands	For the three months ended March 31, 2019	For the twelve months ended December 31, 2019	For the three months ended March 31, 2020
Interest expense related to the New ABL Facility	$8,364	$33,455	$8,364
Interest expense related to the Notes	8,438	33,750	8,438
Amortization of deferred financing costs for the New ABL Facility	2,142	8,569	2,141
Amortization of deferred financing costs for the Notes	375	1,500	376
Interest expense on the WillScot ABL Facility	(11,180)	(43,781)	(9,461)
Interest expense on the 2022 Notes	(5,906)	(21,656)	(5,316)
Amortization of deferred financing costs on the WillScot ABL Facility	(2,050)	(8,203)	(2,048)
Amortization of deferred financing costs on the 2022 Notes	(415)	(1,473)	(407)
Net adjustment to interest expense	$(232)	$2,161	$2,087

Interest on outstanding borrowings of the New ABL Facility are based off the London Interbank Offered Rate (LIBOR). The 2.05% per annum rate used in the above calculation assumes the one month USD LIBOR interest rate as of May 22, 2020 of 0.17%, and a 1.88% spread as specified by the New ABL Facility commitments. A 1/8% change in interest rate to the drawn portion of the New ABL Facility which is subject to a variable interest rate would increase or decrease the pro forma cash interest expense on the $1.63 billion New ABL Facility borrowings by approximately $2,041 annually. A 1/8% change in interest rate to the Notes which are subject to a fixed interest rate would increase or decrease the pro forma cash interest expense on the $500 million New Bond Facility borrowings by approximately $625 annually. An increase or decrease in the offering size of the Notes and a corresponding decrease or increase in other indebtedness set forth above could increase or decrease aggregate interest expense.

h)            Adjustment to recognize the income tax impacts of the pro forma adjustments for which a tax expense is recognized using a U.S. federal and state statutory tax rate of 25.5%. This rate may vary from the effective tax rates of the historical and combined businesses.

4)	Merger Related Pro Forma Condensed Combined Balance Sheet Adjustments

The following summarizes the pro forma adjustments in connection with the Merger to give effect as if it had been completed on March 31, 2020 for the purposes of pro forma condensed combined balance sheet:

a)             Adjustment to cash consists of the following:

In thousands	As of March 31, 2020
Repayment of the Mobile Mini ABL Facility	$(557,500)
Repayment of the Mobile Mini Notes assumed	(250,000)
Repayment of Mobile Mini’s accrued interest associated with the Mobile Mini ABL Facility	(563)
Repayment of Mobile Mini’s accrued interest associated with the Mobile Mini Notes	(3,672)
Redemption premium on repayment of the Mobile Mini Notes	(7,345)
Estimated non-recurring transaction costs to be paid with proceeds from the New ABL Facility borrowings	(81,220)
Net adjustment to cash	$(900,300)

b)            Adjustment to prepaid expenses and other current assets represents the reclassification of certain transaction costs previously capitalized, to deferred financing costs.

c)             Adjustment to recognize the estimated step-up in fair value of rental equipment acquired. We have preliminarily assigned the purchase price to the net tangible and intangible assets based upon their estimated fair values at the closing date of the Merger. The calculated value is preliminary and subject to change and could vary materially from the final purchase price assignment.

d)            Adjustment to recognize the estimated step-up in fair value of property, plant and equipment acquired, net of $5.4 million of previously capitalized assets reclassified and recognized as an intangible asset in the Pro Forma Condensed Combined Balance Sheet of WillScot Mini Holdings. We have preliminarily assigned the purchase price to the net tangible and intangible assets based upon their estimated fair values at the closing date of the Merger. The calculated value is preliminary and subject to change and could vary materially from the final purchase price assignment.

e)            Represents an adjustment to goodwill to reflect the balance that would have been recorded if the Merger occurred on March 31, 2020. We have preliminarily assigned the purchase price to the net tangible and intangible assets based upon their estimated fair values at the closing date of the Merger. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired has been recorded as goodwill as of March 31, 2020. The calculated value is preliminary and subject to change and could vary materially from the final purchase price assignment.

f)             Adjustment to recognize the estimated step-up in fair value of intangible assets acquired consisting of a trade name, acquired technology, and customer relationships. The fair value of the intangible assets acquired is as follows:

In thousands	As of March 31, 2020
Trade name	$301,000
Customer relationships	263,000
Technology	31,000
Fair value of intangible assets acquired	595,000
Mobile Mini historical carrying value of intangible assets	(50,629)
Total adjustment to intangible assets, net	$544,371

The ranges of calculated values for the trade name and developed technology were determined using the relief-from-royalty method of the income approach. The principle behind this method is that the value of the intangible asset is equal to the present value of the after-tax royalty savings attributable to owning the intangible asset. In estimating ranges of calculated values, Management utilized various assumptions in order to assess the reasonableness of the selection of a royalty rate and life of the intangible asset. The selected calculated value for the trade name intangible asset reflects the calculated value under an indefinite-life assumption, which is subject to change based on a final determination grounded in both the terms of the merger agreement and assumed market participant treatment of the acquired trade name.

The range of calculated values for the customer relationships intangible asset was determined using the multi-period excess earnings method of the income approach. The principle behind this method is that the value of the intangible asset is equal to the present value of the after-tax cash flows solely attributable to the intangible asset, following the application of post-tax contributory asset charges that reflect the return on other assets that contribute to the generation of the forecasted cash flows. The above calculated values are preliminary and subject to change and could vary materially from the final purchase price assignment.

g)            Represents an adjustment to reflect the accrual of certain transaction costs incurred as of March 31, 2020.

h)            Represents the repayment of Mobile Mini’s long-term debt, elimination of deferred financing costs and repayment of accrued interest in connection with the Merger. The Mobile Mini ABL Facility’s outstanding balance of $557,500 will be repaid at the Merger close and the redemption of the Mobile Mini Notes of $250,000, is expected to occur upon completion of the 30 day redemption period. These actions are specifically contemplated within the Merger Agreement. The related deferred financing costs of $7,402 will be eliminated at close. In addition, accrued interest of $4,235 will be repaid in connection with the Mobile Mini ABL Facility and Mobile Mini Notes.

i)             The identified basis differences between both (a) the fair value and historic carrying value and (b) as a result of recordation of non-recurring transaction costs, have been tax effected at the appropriate jurisdictional statutory tax rates, primarily, 25.5% for U.S. Federal and state rate and the removal of the historical WillScot valuation allowance (see 4j (viii) below for additional details). These rates may vary from the effective tax rates of the historical and combined businesses. The estimate of deferred tax balances is preliminary and is subject to change based upon certain factors including tax attribute limitation analysis and final determination of the fair value of assets acquired and liabilities assumed by taxing jurisdiction. In addition, deferred taxes associated with deductible non-recurring items as described in note 4g are included in the balance sheet at the statutory tax rates of the applicable jurisdictions.

WillScot’s results for income taxes presented herein are WillScot’s best estimate based on the factors described herewith. The tax results may differ from the actual tax balances and effective tax rates of WillScot Mini Holdings and is dependent on several factors including fair value adjustments and post-combination restructuring actions.

j)             The changes to equity as of March 31, 2020 are as follows:

	Class A common stock	Class B common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated earnings / (deficit)	Treasury stock	Non-controlling interest	Total stockholders equity
(i) Elimination of Mobile Mini’s equity	$(506)	$—	$(641,515)	$79,478	$(440,144)	$178,317	$—	$(824,370)
(ii) Issuance of WillScot Class A Common Stock, par value $0.0001 per share	11		1,379,128					1,379,139
(iii) Non recurring transaction costs estimate					(45,543)			(45,543)
(iv) Fair value of Mobile Mini Options exchanged for WillScot Options			24,447					24,447
(v) Non-recurring equity issuance costs estimate			(2,075)					(2,075)
(vi) Class B extinguishment and issuance of new Class A shares in exchange for shares of WSHC Common Stock	1	(1)	61,757				(61,757)	—
(vii) Mobile Mini 2024 Notes redemption premium					(7,345)			(7,345)
(viii) Federal valuation allowance					50,393			50,393
	$(494)	$(1)	$821,742	$79,478	$(442,639)	$178,317	$(61,757)	$574,646

i)             Represents the adjustment to eliminate Mobile Mini’s historical stockholder’s equity.

ii)            Represents the adjustment to reflect the issuance of 106,744,487 shares of WillScot Class A Common Stock based on the closing price of $12.92 per share on Nasdaq on May 22, 2020.

iii)           Represents an adjustment to accumulated deficit of $45,543 for non-recurring transaction costs, as adjusted for the impact of the associated deferred tax asset (presented as a component of the deferred tax liabilities).

iv)          Represents the exchange of all Mobile Mini vested options outstanding for 2.4050 stock options reflecting the right to acquire shares of WillScot Mini Holdings Common Stock. Note that the adjusted exercise price is equal to the exercise price at which such stock option was exercisable immediately prior to the Merger, divided by 2.4050 (subject to rounding).

v)           Represents an adjustment to additional paid-in capital to record non-recurring equity issuance costs of $2,075, incurred in connection with the Merger.

vi)          Represents an adjustment to reflect the exchange of all shares of common stock of Williams Scotsman Holdings Corp., par value $0.0001 per share (“WSHC Common Stock”), held by Sapphire Holding, immediately prior to the Effective Time, for newly-issued shares of WillScot Class A Common Stock, at an exchange ratio of 1.3261 times, resulting in the extinguishment of all issued and outstanding shares of WillScot’s Class B common stock, par value $0.0001 per share (the “WillScot Class B Common Stock”), and the related elimination of the associated non-controlling interest, which is stipulated by the Merger Agreement and the Voting Agreement.

vii)         Represents an adjustment to Accumulated Deficit associated with redemption premium paid in connection with repayment of the Mobile Mini Notes outstanding.

viii)         WillScot’s historical Federal valuation allowance on net operating losses (“NOLs”) and business interest limitation was provisionally removed for pro forma purposes based on the combined tax attributes of the merged companies which is subject to final determinations of fair value of assets and liabilities and completion of certain tax attribute calculations.

5.	Merger Related Pro Forma Combined Condensed Statement of Operations Adjustments

a)            Adjustment to recognize depreciation expense associated with the estimated step-up in fair value of rental equipment acquired. The average remaining useful lives of the rental equipment acquired ranges from 12 to 19 years.

b)           Adjustment to selling, general and administrative expense represents the estimated equity based compensation expense associated with the executive retention agreements entered into in connection with the Merger for the year ended December 31, 2020, for the three months ended March 31, 2020 and for the three months ended March 31, 2019. The underlying executive employment agreements have terms of 24 to 36 months, and the respective equity based awards vest over 36 to 48 months. For the three months ended March 31, 2020, the adjustment also includes the elimination of non-recurring transaction costs incurred by WillScot Mini Holdings as shown in the table below.

In thousands	For the three months ended March 31, 2020
Equity based compensation expense associated with executive retention agreements	$388
Non-recurring transaction costs expensed for the three months ending March 31, 2020	(25,768)
Net adjustment to Selling, general and administrative expense	$(25,380)

c)            Adjustment to recognize depreciation expense on property, plant and equipment and amortization expense on intangible assets, relating to the fair value purchase accounting adjustments, as shown below. Estimated Fair Value of the Property, plant and equipment is net of $5.4 million of previously capitalized assets eliminated and recognized as an intangible asset in the Pro Forma Condensed Combined Balance Sheet of WillScot Mini Holdings.

In thousands	Estimated Useful Life	Estimated Fair Value	Depreciation and Amortization expense for the three months ended March 31, 2019	Depreciation and Amortization expense for the twelve months ended December 31, 2019	Depreciation and Amortization expense for the three months ended March 31, 2020
Trade name	Indefinite	$301,000	$—	$—	$—
Customer relationships	13 years	$31,000	5,058	20,231	5,058
Technology	15 years	$263,000	517	2,067	517
Mobile Mini historical amortization expense			(1,589)	(6,574)	(1,545)
Pro forma adjustment for amortization			3,986	15,724	4,030
Property, plant and equipment	Various	$156,015	8,065	32,160	8,131
Mobile Mini historical depreciation expense			(8,053)	(32,225)	(8,196)
Pro forma adjustment for depreciation			12	(65)	(65)
Net adjustment to other depreciation and amortization			$3,998	$15,659	$3,965

d)           Represents the elimination of Mobile Mini’s interest expense associated with its historical ABL Facility and the Mobile Mini Notes repaid in connection with the Merger.

e)            Adjustment to record the income tax impacts of the pro forma adjustments using a statutory tax rate of 25.5% for the year ended December 31, 2019 and three months ended March 31, 2020. These rates do not reflect WillScot Mini Holdings’ effective tax rate, which includes foreign taxes and other items and may differ from the rates assumed for purposes of preparing these statements. Because the tax rates used for these unaudited pro forma condensed combined financial statements are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the Merger. Further, WillScot Mini Holdings’ ability to use NOL carryforwards to offset future taxable income for U.S. federal income tax purposes is subject to limitations. In general, under Section 382 of Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Based on the information available WillScot Mini Holdings provisionally expects the ability to utilize all tax attributes, subject to a formal Section 382 analysis upon closing.

f)            Reflects the pro forma adjustment for the extinguishment of non-controlling interest as a result of the exchange of all issued and outstanding shares of WSHC Common Stock held by Sapphire Holding for newly-issued shares of WillScot Class A Common Stock at an exchange ratio of 1.3261 times and the resulting cancellation of all issued and outstanding shares of WillScot Class B Common Stock, immediately prior to the Merger, as provided by the Merger Agreement and the Voting Agreement.

g)           Pro forma earnings per common share for the year ended December 31, 2019, the three months ended March 31, 2019 and the three months ended March 31, 2020, have been calculated based on the estimated weighted average number of common shares outstanding on a pro forma basis, as described below. The pro forma weighted average number of common shares outstanding has been calculated as if the Merger shares had been issued and outstanding on January 1, 2019.

The following table sets forth the computation of pro forma weighted average common and diluted shares outstanding as of December 31, 2019:

As of December 31, 2019
Historical WillScot weighted average shares	108,683,820
Shares of WillScot Class A common stock issued as Merger Consideration	106,744,487
WillScot Class A shares issued in exchange for shares of WSHC Common Stock	10,640,825
Pro forma weighted-average shares used in computing net earnings per share—basic	226,069,132
Dilutive Securities—WillScot Dilution(i)	3,551,053
Dilutive Securities—Mobile Mini Stock options(ii)	728,684
Pro forma weighted-average shares used in computing net earnings per share—diluted	230,348,869

The following table sets forth the computation of pro forma weighted average common and diluted shares outstanding as of March 31, 2019:

As of March 31, 2019
Historical WillScot weighted average shares	108,523,269
Shares of WillScot Class A common stock issued as Merger Consideration	106,744,487
WillScot Class A shares issued in exchange for shares of WSHC Common Stock	10,640,825
Pro forma weighted-average shares used in computing net earnings per share—basic	225,908,581
Dilutive Securities—WillScot Dilution(i)	6,395,372
Dilutive Securities—Mobile Mini Stock options(ii)	813,330
Pro forma weighted-average shares used in computing net earnings per share—diluted	233,117,283

The following table sets forth the computation of pro forma weighted average common and diluted shares outstanding as of March 31, 2020:

As of March 31, 2020
Historical WillScot weighted average shares	109,656,646
Shares of WillScot Class A common stock issued as Merger Consideration	106,744,487
WillScot Class A shares issued in exchange for shares of WSHC Common Stock	10,640,825
Pro forma weighted-average shares used in computing net earnings per share—basic	227,041,958
Dilutive Securities—WillScot Dilution(i)	3,570,684
Dilutive Securities—Mobile Mini Stock options(ii)	953,089
Pro forma weighted-average shares used in computing net earnings per share—diluted	231,565,731

i.	WillScot’s Historical Consolidated Statement of Operations for the year ended December 31, 2019, for the three months ended March 31, 2019, and for the three months ended march 31, 2020, was in a net loss position, thus WillScot’s stock options and stock awards were excluded from the computation of diluted EPS because their effect would have been anti-dilutive. This adjustment represents the dilutive impact of WillScot’s securities which are no longer anti-dilutive, as the pro forma condensed combined statement of operations has net income attributable to WillScot Mini Holdings for the year ended December 31, 2019, the three months ended March 31, 2019 and the three months ended March 31, 2020. The impact of dilutive shares was calculated based on average share price for the respective periods and may not reflect dilution under current market conditions.

ii.	Represents the dilutive impact of Mobile Mini’s stock options on Mobile Mini’s Consolidated Statement of Operations for the year ended December 31, 2019, the three months ended March 31, 2019 and the three months ended March 31, 2020, multiplied by the 2.4050 Merger exchange ratio. Each stock option of Mobile Mini will be exchanged into 2.4050 stock options reflecting the right to acquire shares of WillScot Mini Holdings Common Stock, with the adjusted exercise price equal to the exercise price at which such stock option was exercisable immediately prior to the Merger, divided by 2.4050 (subject to rounding). The impact of dilutive shares was calculated based on average share price for the respective periods and may not reflect dilution under current market conditions.